UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71722W107

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 31,214,506 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 337,500 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 17, 2020.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 31,214,506 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 337,500 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 17, 2020.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,416 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,827,416 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,416 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P and (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C.

(2)

Based on 31,214,506 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 337,500 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 17, 2020.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 16,508 shares (1)
	8.	Shared Voting Power 5,827,416 shares (1)
	9.	Sole Dispositive Power 16,508 shares (1)
	10.	Shared Dispositive Power 5,827,416 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,843,924 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P, (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (iii) 12,596 shares of Common Stock held directly by James Topper and (iv) 3,912 shares of Common Stock held by Topper Group III LLC. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. Dr. Topper is a manager of Topper Group III LLC and shares voting and investment power over the shares held by Topper Group III LLC.

(2)

Based on 31,214,506 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 337,500 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 17, 2020.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,937 shares (1)
	8.	Shared Voting Power 5,827,416 shares (1)
	9.	Sole Dispositive Power 14,937 shares (1)
	10.	Shared Dispositive Power 5,827,416 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,842,353 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P, (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C. and (iii) 14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. Dr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004.

(2)

Based on 31,214,506 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 337,500 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 17, 2020.

CUSIP No. 71722W107

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the “Original Schedule 13D” ) as amended on June 17, 2020 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of Phathom Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 2150 E. Lake Cook Road, Suite 800, Buffalo Grove, Illinois 60089. Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendment.

The Reporting Persons are filing this Amendment No. 2 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)

FLS IX is the record owner of the FLS Shares. As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS Shares. As members of FHMLS IX, L.L.C., each of the Members may be deemed to beneficially own the FLS Shares.

FHMLS IX, L.L.C. is the record owner of the FHMLS IX, L.L.C. Share. As members of FHMLS IX, L.L.C., each of the Members may be deemed to beneficially own the FHMLS IX, L.L.C. Share.

Heron is the beneficial owner of the Heron Shares.

Topper is the beneficial owner of the Topper Shares.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 31,214,506 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 337,500 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on December 17, 2020.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS Shares, the FHMLS IX, L.L.C. Share, the Heron Shares or the Topper Shares beneficially owned by any of the Reporting Persons, other than the respective limited partners, general partners, members and/or beneficiaries of such Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 23, 2020	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 23, 2020	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 23, 2020	By:	*
James Topper

Date: December 23, 2020	By:	*
Patrick Heron

Date: December 23, 2020	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.